Exhibit 99.1

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Original Issue Date: November 10, 2026

Principal Amount: $222,222.22

Purchase Price: $200,000.00

Convertible PROMISSORY NOTE

THIS CONVERTIBLE PROMISSORY NOTE (the “Note”) is duly authorized and validly issued by Integrated Media Technology Ltd., an Australian public company (the “Company”), and is one of a series of substantially identical convertible promissory notes of like tenor issued by the Company on the Original Issue Date in an aggregate original principal amount of $555,555.55 (collectively, the “Notes”).

FOR VALUE RECEIVED, the Company promises to pay to C/M Capital Master Fund, LP, or its permitted assigns (the “Holder”), the principal sum of $222,222.22 on August 10, 2027 [nine-month anniversary of the Original Issue Date] (the “Maturity Date”) or such earlier date as this Note is required or permitted to be repaid as provided hereunder, and to pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Note in accordance with the provisions hereof. This Note is issued with an original issue discount of 10%, such that the purchase price paid by the Holder for this Note is $200,000.00 and the principal amount payable hereunder is $222,222.22. The Notes are issued with an aggregate original issue discount of 10%, such that the aggregate purchase price paid by all Holders for the Notes is $500,000.00 and the aggregate principal amount payable under the Notes is $555,555.55. This Note is subject to the following additional provisions:

Section 1. Definitions. For the purposes hereof, the following words and phrases shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Aggregate Principal Amount” means, as of any date of determination, the aggregate unconverted and then outstanding principal amount of all Notes.

“Alternate Consideration” shall have the meaning set forth in Section 5(e).

“Bankruptcy Event” means the occurrence of any of the following with respect to the Company or any Significant Subsidiary: (a) it commences a voluntary case or proceeding under any bankruptcy, insolvency, reorganization, administration, liquidation, winding up, adjustment of debt, relief of debtors or similar law of any jurisdiction (collectively, “Insolvency Laws”), or applies for or consents to the appointment of a receiver, receiver and manager, administrator, liquidator, provisional liquidator, trustee, custodian or similar official (each, a “Custodian”) for it or for all or substantially all of its property; (b) an involuntary case or proceeding under any Insolvency Law is commenced against it, or a Custodian is appointed for it or for all or substantially all of its property without its consent, and such case, proceeding or appointment is not dismissed, discharged or stayed within 60 calendar days after such commencement or appointment; (c) a court of competent jurisdiction enters an order for relief, or an order adjudicating it bankrupt or insolvent or ordering its winding up or liquidation, under any Insolvency Law, other than an order entered in an involuntary case or proceeding during the 60-calendar-day period described in clause (b); (d) it makes a general assignment for the benefit of its creditors, or executes a deed of company arrangement or enters into a formal composition with its creditors generally; (e) it admits in writing its inability to pay its debts generally as they become due; or (f) its board of directors (or equivalent governing body) adopts a resolution expressly authorizing any of the foregoing; provided, that none of the following shall constitute a Bankruptcy Event: (x) any solvent dissolution, liquidation, amalgamation or winding up of a Subsidiary in which its assets are distributed or transferred to the Company or another Subsidiary, (y) any solvent scheme of arrangement or reorganization that constitutes a Fundamental Transaction to which the Lead Investor has consented pursuant to Section 6(b), or (z) negotiations by the Company or any Subsidiary with any of its creditors that do not result in any of the foregoing.

“Base Conversion Price” shall have the meaning set forth in Section 5(b).

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 4(d).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

“Common Stock” means the ordinary shares of the Company, no par value, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preference shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Date” shall have the meaning set forth in Section 4(a).

“Conversion Price” shall have the meaning set forth in Section 4(b).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of this Note in accordance with the terms hereof.

“Custodian” shall have the meaning set forth in the definition of Bankruptcy Event.

“Default Notice” shall have the meaning set forth in Section 7(b).

“Distribution” shall have the meaning set forth in Section 5(d).

“Event of Default” shall have the meaning set forth in Section 7(a).

“Exempt Issuance” means the issuance of (a) shares of Common Stock or options to employees, officers, directors or consultants of the Company pursuant to any equity incentive plan duly adopted by the board of directors of the Company, (b) Conversion Shares or other securities upon the exercise, exchange or conversion of any securities issued hereunder or outstanding on the Original Issue Date, provided that such securities have not been amended since the Original Issue Date to increase the number of such securities or to decrease the exercise, exchange or conversion price thereof, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144 under the Securities Act) and any such issuance shall only be to a Person (or to the equityholders of a Person) that is, itself or through its Subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company, and shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Fundamental Transaction” shall have the meaning set forth in Section 5(e).

“GAAP” means United States generally accepted accounting principles or, if the Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, such standards, in each case as applied on a consistent basis.

“Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $50,000 in the aggregate (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $125,000 due under leases required to be capitalized in accordance with GAAP.

“Insolvency Laws” shall have the meaning set forth in the definition of Bankruptcy Event.

“Lead Investor” means C/M Capital Master Fund, LP, or such other Holder as may be designated in writing by the Majority Holders and notified to the Company in accordance with Section 8(m)(iv).

“Liens” means any lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Majority Holders” means, as of any date of determination, the Holders of Notes representing more than 50% of the Aggregate Principal Amount, which majority shall include the Lead Investor for so long as the Lead Investor holds any Note.

“Mandatory Default Amount” means the sum of (a) 125% of the outstanding principal amount of this Note, (b) all accrued and unpaid interest hereon, including interest accruing at the default rate set forth in Section 7(b), and (c) all other amounts owing to the Holder in respect of this Note, in each case as of the date of determination.

“Note Register” means the register maintained by the Company for the registration of this Note and any transfers or exchanges hereof.

“Notes” shall have the meaning set forth in the preamble, and “Other Notes” means all Notes other than this Note. Each holder of a Note (including the Holder) is referred to herein as a “Holder” with respect to its Note, and collectively as the “Holders.”

“Notice of Conversion” shall have the meaning set forth in Section 4(a).

“Original Issue Date” means the date of the first issuance of this Note, regardless of any transfers of this Note and regardless of the number of instruments which may be issued to evidence this Note.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Purchase Rights” shall have the meaning set forth in Section 5(c).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Share Delivery Date” shall have the meaning set forth in Section 4(c)(ii).

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” of the Company within the meaning of Rule 1-02(w) of Regulation S-X promulgated by the SEC.

“Subsequent Financing” and “Subsequent Financing Notice” shall have the meanings set forth in Section 6(e).

“Subsidiary” means any entity of which the Company, directly or indirectly, owns more than 50% of the outstanding voting securities or equity interests or that is otherwise directly or indirectly controlled by the Company (within the meaning of Rule 405 under the Securities Act), including any such entity formed or acquired after the Original Issue Date.

“Successor Entity” shall have the meaning set forth in Section 5(e).

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the NYSE American, or any market of the OTC Markets, Inc. (or any successors to any of the foregoing).

“Transfer Agent” means the transfer agent or share registrar of the Company for the Common Stock from time to time, and any successor transfer agent or share registrar of the Company.

“Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional shares of Common Stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock, or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit or an “at-the-market” offering, whereby the Company may issue securities at a future determined price.

“VWAP” means, for any Trading Day, the daily volume weighted average price of the Common Stock on the principal Trading Market on which the Common Stock is then listed or quoted, as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)), or, if not so reported, the fair market value of a share of Common Stock as determined in good faith by the Holder and reasonably acceptable to the Company.

Section 2. Interest/Prepayment.

(a)	Interest. Interest shall accrue to the Holder on the aggregate unconverted and then outstanding principal amount of this Note at the rate of 5% per annum, calculated on the basis of a 360-day year, shall be payable on the Maturity Date (or upon any earlier prepayment, acceleration or conversion, as applicable) and shall accrue daily commencing on the Original Issue Date until payment in full of the outstanding principal (or conversion to the extent applicable), together with all accrued and unpaid interest and other amounts which may become due hereunder, has been made.
(b)	Prepayment. All or any portion of the principal and accrued interest under this Note may be prepaid by the Company at any time without penalty, provided that the Company gives the Holder at least five Business Days' prior written notice of such prepayment.

Section 3. Registration of Transfers and Exchanges.

(a)	Different Denominations. This Note is exchangeable for an equal aggregate principal amount of notes of like tenor in different authorized denominations, as requested by the Holder surrendering the same. No service charge or other fees will be payable for such registration of transfer or exchange.
(b)	Transfer Restrictions. This Note and the Conversion Shares may be transferred or exchanged only in compliance with the Securities Act and applicable state securities laws and regulations.
(c)	Reliance on Note Register. Prior to due presentment for transfer to the Company of this Note, the Company and any agent of the Company may treat the Person in whose name this Note is duly registered on the Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 4. Conversion.

(a)	Conversion. After the Original Issue Date until this Note is no longer outstanding, this Note shall be convertible, in whole or in part, at any time, and from time to time, into Conversion Shares at the option of the Holder. The Holder shall effect conversions by delivering to the Company a Notice of Conversion, the form of which is attached hereto as Annex A (each, a “Notice of Conversion”), specifying therein the principal amount of this Note (and the amount of accrued and unpaid interest, if any) to be converted and the date on which such conversion shall be effected (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. To effect conversions hereunder, the Holder shall not be required to physically surrender this Note to the Company unless the entire principal amount of this Note, plus all accrued and unpaid interest thereon, has been converted. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Note in an amount equal to the applicable conversion. The Holder and the Company shall maintain records showing the principal amount(s) converted in each conversion, the date of each conversion, and the Conversion Price in effect at the time of each conversion. The Company may deliver an objection to any Notice of Conversion within one Trading Day of delivery of such Notice of Conversion solely on the basis of manifest error, and any such objection shall not delay or relieve the Company of its obligation to deliver, by the Share Delivery Date, the Conversion Shares not subject to such objection. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder, and any assignee by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted principal amount of this Note may be less than the amount stated on the face hereof.
(b)	Conversion Price. The “Conversion Price” shall be $1.00 per share (as may be adjusted as provided for herein). From and after (x) the delivery of a Default Notice pursuant to Section 7(b) or (y) the occurrence of an Event of Default described in Section 7(a)(iii), and in each case for so long as such Event of Default remains uncured, this Note shall be convertible at the lesser of (A) the Conversion Price and (B) 75% of the lowest VWAP of the Common Stock as reported on the Trading Market during the 30 consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Notice of Conversion.
(c)	Mechanics of Conversion.
(i)	Conversion Shares Issuable Upon Conversion of Principal Amount. The number of Conversion Shares issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the outstanding principal amount of this Note to be converted, plus, at the Holder’s election, any accrued and unpaid interest and other amounts then owing hereunder, by (y) the Conversion Price in effect at the time of such conversion.
(ii)	Delivery of Certificate Upon Conversion. Not later than one Trading Day after each Conversion Date (the “Share Delivery Date”), the Company shall deliver, or cause to be delivered, to the Holder the Conversion Shares issuable upon such conversion, which shall bear a restrictive legend in substantially the form set forth on the face of this Note unless, at the time of such conversion, the Conversion Shares are registered for resale under an effective registration statement under the Securities Act or are eligible for resale without restriction pursuant to Rule 144 under the Securities Act (in which case such Conversion Shares shall be free of restrictive legends and trading restrictions), and such shares shall be delivered electronically through the Depository Trust Company or another established clearing corporation performing similar functions.
(iii)	Failure to Deliver Conversion Shares. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such Conversion Shares, to rescind such conversion, in which event the Company shall promptly return to the Holder any original Note delivered to the Company.
(iv)	Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of this Note. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.
(v)	Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of this Note shall be made without charge to the Holder hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Conversion and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Conversion Shares.
(vi)	Attorneys’ Fees etc. The Company shall pay the reasonable fees of the law firm of the Holder’s choice (in an amount not to exceed $500 per opinion) in connection with any legal opinion required by the Transfer Agent for the removal of restrictive legends from Conversion Shares pursuant to Rule 144 under the Securities Act.
(d)	Holder’s Conversion Limitations. The Company shall not effect any conversion of this Note, and the Holder shall not have the right to convert any portion of this Note, to the extent that after giving effect to the conversion set forth on the applicable Notice of Conversion, the Holder (together with the Holder’s Affiliates, and any Persons acting as a group together with the Holder or any of the Holder’s Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates shall include the number of shares of Common Stock issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted principal amount of this Note beneficially owned by the Holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this Section 4(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 4(d) applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates) and of which principal amount of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be the Holder’s determination of whether this Note may be converted (in relation to other securities owned by the Holder together with any Affiliates) and which principal amount of this Note is convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this Section 4(d) and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 4(d), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the SEC, as the case may be, (ii) a more recent public announcement by the Company, or (iii) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of the Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of this Note held by the Holder. The Holder, upon not less than 61 days’ prior notice to the Company, may increase the Beneficial Ownership Limitation provisions of this Section 4(d) to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Note held by the Holder. In all events, the provisions of this Section 4(d) shall continue to apply. Any such increase will not be effective until the 61st day after such notice is delivered to the Company. The Holder may also decrease the Beneficial Ownership Limitation provisions of this Section 4(d) solely with respect to the Holder’s Note at any time, which decrease shall be effective immediately upon delivery of notice to the Company. The Beneficial Ownership Limitation provisions of this Section 4(d) shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(d) to correct any portion which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this Section 4(d) shall apply to a successor holder of this Note.
(e)	Reservation of Shares; Approvals. So long as any portion of this Note remains outstanding, the Company covenants that it shall at all times have available for issuance, free of preemptive and similar rights, not less than 100% of the maximum number of Conversion Shares issuable upon conversion of the then-outstanding principal amount of, and accrued interest on, this Note (without regard to any limitation on conversion hereof), and that it shall use its reasonable best efforts to obtain, as promptly as practicable after the Original Issue Date, all shareholder, Trading Market and other approvals and consents necessary for the issuance of all such Conversion Shares (including any approval required under the rules of the Trading Market with respect to issuances in excess of 19.99% of the outstanding Common Stock). Until any such required approval has been obtained, the Company shall not issue, and the Holder shall not be entitled to receive, Conversion Shares in excess of the number permitted under the rules of the Trading Market and applicable law without such approval. All Conversion Shares shall, upon issuance, be duly authorized, validly issued and fully paid.

Section 5. Certain Adjustments.

(a)	Share Dividends, Subdivisions and Consolidations. If the Company, at any time while this Note is outstanding: (i) pays a dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (including by way of a bonus issue) on shares of Common Stock or any Common Stock Equivalents, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) consolidates outstanding shares of Common Stock into a smaller number of shares or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares in the capital of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 5(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, consolidation or re-classification. Notwithstanding anything to the contrary in this Note, the Conversion Price shall never be increased except as required by applicable law.
(b)	Subsequent Equity Sales. If, at any time while this Note is outstanding, the Company sells, grants any option to purchase, or otherwise issues any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price (such lower price, the “Base Conversion Price”), then simultaneously with the consummation of each such issuance the Conversion Price shall be reduced to the price determined by multiplying the Conversion Price in effect immediately prior to such issuance by a fraction, (A) the numerator of which is the sum of (1) the number of shares of Common Stock outstanding immediately prior to such issuance and (2) the number of shares of Common Stock that the aggregate consideration received by the Company in such issuance would purchase at the Conversion Price in effect immediately prior to such issuance, and (B) the denominator of which is the number of shares of Common Stock outstanding immediately after such issuance (including the shares of Common Stock issued or issuable in such issuance). No adjustment shall be made under this Section 5(b) in respect of any Exempt Issuance. The Company shall notify the Holder in writing no later than the Trading Day following any issuance subject to this Section 5(b), indicating therein the applicable issuance price.
(c)	Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 5(a) above, if at any time the Company grants, issues or sells any Common Stock, Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).
(d)	Pro Rata Distributions. During such time as this Note is outstanding, if the Company shall declare or make any dividend or other distribution of its assets or rights or warrants to acquire its assets, or subscribe for or purchase any security other than Common Stock, to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Note, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder's right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation with respect to the Company or any other publicly-traded corporation subject to Section 13(d) of the Exchange Act, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation with respect to the Company or any other publicly-traded corporation subject to Section 13(d) of the Exchange Act).
(e)	Fundamental Transaction. If, at any time while this Note is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Note, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation on the conversion of this Note), the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Note is convertible immediately prior to such Fundamental Transaction (without regard to any limitation on the conversion of this Note). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Note following such Fundamental Transaction. The Company shall not effect a Fundamental Transaction unless the Lead Investor has provided its prior written consent thereto pursuant to Section 6(b) and the Company gives the Holder at least 5 Trading Days prior notice together with sufficient details so the Holder can make an informed decision as to whether it elects to accept the Alternate Consideration. If a public announcement of the Fundamental Transaction has not been made, the notice to the Holder may not be given until the Company files or furnishes a Report on Form 6-K or other report disclosing the Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Note in accordance with the provisions of this Section 5(e) pursuant to written agreements in form and substance reasonably satisfactory to the Lead Investor and approved by the Lead Investor (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Note a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Note which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon conversion of this Note (without regard to any limitations on the conversion of this Note) prior to such Fundamental Transaction, and with a conversion price which applies the Conversion Price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of this Note immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Lead Investor. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such Successor Entity had been named as the Company herein.
(f)	Calculations. All calculations under this Section 5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 5, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock issued and outstanding.
(g)	Notice to the Holder.
(i)	Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 5, the Company shall promptly deliver to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.
(ii)	Notice to Allow Conversion by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on its Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of its Common Stock, (C) the Company shall authorize the granting to all holders of its Common Stock of rights or warrants to subscribe for or purchase any shares of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of its Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby its Common Stock is converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Note, and shall cause to be delivered to the Holder at its last address as it shall appear upon the Note Register, at least 5 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of its Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of its Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder shall remain entitled to convert this Note during the period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 6. Certain Covenants.

(a)	Variable Rate Transactions. So long as any portion of this Note remains outstanding, the Company shall not, directly or indirectly, effect or enter into any agreement to effect any Variable Rate Transaction without the prior written consent of the Lead Investor.
(b)	Fundamental Transactions. So long as any portion of this Note remains outstanding, the Company shall not, directly or indirectly, effect or enter into any agreement to effect any Fundamental Transaction without the prior written consent of the Lead Investor. Any such consent shall not relieve the Company or any Successor Entity of its obligations under Section 5(e).
(c)	Indebtedness and Liens. So long as any portion of this Note remains outstanding, the Company shall not, and shall not permit any Subsidiary to, directly or indirectly, without the prior written consent of the Lead Investor, (i) incur, create, assume or guarantee any Indebtedness that is senior to or pari passu with this Note in right of payment (other than the Other Notes), or (ii) enter into, create, incur, assume or suffer to exist any Liens of any kind on or with respect to any of its property or assets now owned or hereafter acquired, other than, in each case, Indebtedness and Liens existing on the Original Issue Date and disclosed in writing to the Lead Investor. For the avoidance of doubt, all Indebtedness existing on the Original Issue Date is permitted under this Section 6(c) and shall rank pari passu with this Note and the Other Notes.
(d)	Restricted Payments. So long as any portion of this Note remains outstanding, the Company shall not, and shall not permit any Subsidiary to, directly or indirectly, without the prior written consent of the Lead Investor, (i) buy back, redeem or otherwise acquire any shares in its share capital or Common Stock Equivalents (other than Conversion Shares or shares issuable upon conversion of the Other Notes), (ii) declare or pay any cash dividend or distribution on any shares in its share capital, or (iii) repay, repurchase or offer to repay or repurchase any Indebtedness prior to its stated maturity (other than this Note and the Other Notes, subject to Section 8(m)(ii)).
(e)	Participation in Subsequent Financings. So long as any portion of this Note remains outstanding, upon any issuance by the Company of Common Stock, Common Stock Equivalents or Indebtedness for cash consideration, or a combination of units thereof (a “Subsequent Financing”), the Holder shall have the right to participate in such Subsequent Financing in an amount equal to 110% of the then-outstanding principal amount of this Note, on the same terms, conditions and price provided for in such Subsequent Financing. The Company shall deliver to the Holder written notice of any proposed Subsequent Financing, setting forth the material terms and conditions thereof, the Person or Persons through or with whom such Subsequent Financing is proposed to be effected and the anticipated closing date, not less than five Trading Days prior to such closing date (the “Subsequent Financing Notice”); provided, that if a public announcement of such Subsequent Financing has not been made, the Company may condition delivery of the Subsequent Financing Notice upon the Holder’s agreement to keep the information contained therein confidential. If the Holder does not deliver written notice to the Company of its election to participate, and the amount of such participation, within three Trading Days after receipt of the Subsequent Financing Notice, the Holder shall be deemed to have waived its right to participate in such Subsequent Financing, and the Company may effect such Subsequent Financing on terms no more favorable to the investors therein than those set forth in the Subsequent Financing Notice. Notwithstanding the foregoing, (i) this Section 6(e) shall not apply to any Exempt Issuance and (ii) to the extent that the Holder’s participation in any Subsequent Financing would result in the Holder exceeding the Beneficial Ownership Limitation, the Holder shall not be entitled to participate in such Subsequent Financing to such extent.

Section 7. Events of Default.

(a)	“Event of Default” means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):
(i)	any default in the payment of (A) principal of or interest on this Note, or (B) any other amounts owing to the Holder under this Note, as and when the same shall become due and payable (whether on the Maturity Date, by acceleration or otherwise), which default, solely in the case of a default under clause (B) above, is not cured within five Trading Days, or any Indebtedness of the Company or any Subsidiary in an aggregate principal amount in excess of $100,000 is accelerated and becomes due and payable prior to its stated maturity;
(ii)	the Company shall fail to observe or perform any other material covenant or agreement contained in this Note (other than a breach by the Company of its obligations to deliver Conversion Shares, which breach is addressed in clause (vi) below) which failure is not cured, if possible to cure, within the earlier to occur of (A) 15 Trading Days after notice of such failure is sent by the Holder to the Company and (B) 10 Trading Days after the Company has become aware of such failure;
(iii)	a Bankruptcy Event shall occur;
(iv)	any provision of this Note shall at any time for any reason (other than pursuant to the express terms hereof) cease to be valid and binding on or enforceable against the Company, or the validity or enforceability hereof shall be contested by the Company, or a Proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability hereof, or the Company or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under this Note;
(v)	the Company’s Common Stock is not listed or quoted for trading on a Trading Market which failure is not cured within 10 Trading Days after the earlier of (A) notice of such failure being sent by the Holder to the Company and (B) the Company becoming aware of such failure, or the transfer of shares of Common Stock through the Depository Trust Company System is no longer available or is subject to a “chill” by the Depository Trust Company or any successor;
(vi)	the Company shall fail for any reason, except if caused by the action or inaction of the Holder to deliver Conversion Shares to the Holder prior to the third Trading Day after a Conversion Date pursuant to Section 4(c) or the Company shall provide at any time notice to the Holder, including by way of public announcement, of the Company’s intention to not honor requests for conversions of this Note in accordance with the terms hereof;
(vii)	the Company fails to timely file with or furnish to the SEC any required reports under Section 13 or 15(d) of the Exchange Act (including its annual reports on Form 20-F and reports on Form 6-K) within the time required (including any applicable extension period) by the rules and regulations thereunder;
(viii)	any monetary judgment, writ or similar final process in excess of $100,000 shall be entered or filed against the Company or any Subsidiary or any of their respective property or other assets and shall remain unvacated, unbonded or unstayed for a period of 45 calendar days; or
(ix)	the Company or any Subsidiary shall cease operations, or shall sell, transfer or otherwise dispose of all or a material portion of its assets or business, without the prior written consent of the Lead Investor.
(b)	Remedies Upon Event of Default. Upon the occurrence and during the continuance of any Event of Default (other than an Event of Default described in Section 7(a)(iii)), the Majority Holders (acting directly or through the Lead Investor) may, at their option, declare such Event of Default by delivering written notice thereof to the Company in accordance with Section 8(b) (a “Default Notice”), whereupon the Mandatory Default Amount under this Note and each Other Note, determined as of the date of delivery of such Default Notice, shall become immediately due and payable in cash; provided, that upon the occurrence of any Event of Default described in Section 7(a)(iii), the Mandatory Default Amount shall automatically become immediately due and payable without any declaration, election, notice or other action by any Holder. Interest on this Note shall accrue at a rate equal to the lesser of 18% per annum and the maximum rate permitted under applicable law commencing on (x) the date of delivery of the applicable Default Notice or (y) in the case of an Event of Default described in Section 7(a)(iii), the date of the occurrence of such Event of Default. Upon the payment in full of the Mandatory Default Amount and all other amounts due under this Note, the Holder shall promptly surrender this Note to or as directed by the Company, but in no event later than five Business Days following such payment in full. In connection with such acceleration described herein, the Holder need not provide (other than any Default Notice required by this Section 7(b)), and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by the Majority Holders at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Note until such time, if any, as the Holder receives full payment pursuant to this Section 7(b). No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Section 8. Miscellaneous.

(a)	No Rights as Shareholder Until Conversion. This Note does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the conversion hereof other than as explicitly set forth in Section 5 and Section 6(e).
(b)	Notices. All notices, offers, acceptance and any other acts under this Note (except payment) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if delivered by email to the email address of the recipient set forth below (or as most recently designated by such party by notice given in accordance with this Section 8(b)) prior to 5:30 p.m. (New York City time) on a Business Day, (ii) the next Business Day after the date of transmission, if delivered by email on a day that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, (iii) the second Business Day following the date of mailing, if sent by a nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The addresses for such notices shall be: if to the Company, [●], Attention: [●], Email: [●]; if to the Holder, at its address and email address set forth on the Note Register; and if to the Lead Investor, C/M Capital Master Fund, LP, Attention: [Jonathan Juchno], Email: Jonathan@cm-funds.com. The Company shall concurrently deliver to the Lead Investor a copy of each notice delivered to any Holder under Section 2(b), Section 5, Section 6(e) or Section 7, and each Holder shall concurrently deliver to the Lead Investor a copy of any Default Notice or other notice of default delivered by such Holder to the Company.
(c)	Absolute Obligation. Except as expressly provided herein, no provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and accrued interest on this Note at the time, place and rate, and in lawful money of the United States, as herein prescribed. This Note is a direct debt obligation of the Company.
(d)	Lost or Mutilated Note. If this Note shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of this Note, and of the ownership hereof, reasonably satisfactory to the Company.
(e)	Exclusive Jurisdiction; Governing Law; Prevailing Party Attorneys’ Fees. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretation and enforcement of this Note (whether brought against a party hereto or its respective affiliates, directors, officers, stockholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the Clark County, Nevada. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Clark County, Nevada for the adjudication of any dispute hereunder or in connection herewith, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence a Proceeding to enforce this Note, then the prevailing party in such Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

(f)	Waiver. Any waiver by the Company or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Company or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note on any other occasion. Any waiver by the Company or the Holder must be in writing.

(g)	Severability. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law, and any excess interest previously paid shall be credited against future payments or refunded at the Holder's option. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.
(h)	Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual damages for any failure by the Company to comply with the terms of this Note. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach would be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required. The Company shall provide such information and documentation as the Holder may reasonably request to confirm the Company’s compliance with the terms and conditions of this Note, subject to applicable law and to any obligation of confidentiality.
(i)	Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.
(j)	Headings. The headings contained herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.
(k)	Entire Agreement. This Note, together with the Other Notes, constitutes the sole and entire agreement between the Company and the Holder with respect to the subject matter hereof and is the sole operative document governing the issuance and sale of this Note. No purchase agreement, registration rights agreement, warrant, security agreement or other agreement, instrument or document has been or will be entered into in connection with this Note, and this Note supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

(l)	Holder Representations. By its acceptance of this Note, the Holder represents and warrants to the Company, as of the Original Issue Date and as of each Conversion Date, that (i) it is an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) it is acquiring this Note and any Conversion Shares for its own account for investment purposes and not with a view to, or for offering or sale in connection with, any distribution thereof in violation of the Securities Act, (iii) it understands that this Note and the Conversion Shares are “restricted securities” that have not been registered under the Securities Act or any state securities laws and may not be transferred except in compliance therewith, (iv) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in this Note, and (v) it has had access to such information regarding the Company as it has deemed necessary to make its investment decision.

(m)	Series of Notes. This Note ranks pari passu in right of payment with each Other Note, and no Note shall have any priority over any other Note.

(ii) Pro Rata Treatment. Except for conversions effected by a Holder pursuant to Section 4 and payments at the Holder’s request upon conversion, all prepayments of principal under Section 2(b) and all payments of the Mandatory Default Amount shall be made to the Holders of all Notes pro rata based on the outstanding principal amount of each Note. If the Holder receives any payment in respect of this Note in excess of its pro rata share (other than as a result of a conversion), the Holder shall hold such excess in trust for, and promptly remit it to, the Holders of the Other Notes to the extent necessary to give effect to this Section 8(m)(ii).

(iii) Appointment and Authority of Lead Investor. By its acceptance of this Note, the Holder irrevocably appoints the Lead Investor as its representative to grant or withhold any consent or approval required of the Lead Investor hereunder, to receive notices on behalf of the Holders, and to execute amendments and waivers pursuant to Section 8(m)(v). The Company shall be entitled to rely conclusively, without inquiry, on any consent, approval, waiver or other instrument executed by the Lead Investor as binding on the Holder and each other Holder. The Lead Investor shall not have any fiduciary or other duty to the Holder by reason of such appointment and shall not be liable to the Holder for any action taken or omitted in good faith in such capacity.

(iv) Replacement of Lead Investor. The Majority Holders may remove or replace the Lead Investor at any time by written notice to the Company and the Holders, and if the Lead Investor ceases to hold any Note, the Holder of the Note with the largest outstanding principal amount shall become the Lead Investor. Any such removal or replacement shall be effective as to the Company only upon its receipt of written notice thereof, and the Company may rely on any action of the prior Lead Investor taken before such receipt.

(v) Amendments and Waivers. Any provision of this Note and the Other Notes may be amended or waived only by a written instrument executed by the Company and the Lead Investor, and any such amendment or waiver shall bind the Holder and each other Holder; provided, that any amendment or waiver that (A) reduces the principal amount of, or the rate of interest on, this Note, (B) extends the Maturity Date, (C) increases the Conversion Price (other than pursuant to Section 5), or (D) treats the Holder adversely and disproportionately relative to the Holders of the Other Notes shall require the written consent of the Holder. No amendment or waiver shall be effective unless it applies equally to all Notes, except as provided in clause (D).

(vi) Lender Counsel Fees. At the closing of the issuance of the Notes on the Original Issue Date, the Company shall pay a non-accountable fee of $10,000 to counsel for the Lead Investor and the other Holders in full satisfaction of all legal fees and expenses incurred by the Holders in connection with the negotiation, preparation and issuance of the Notes, which amount shall be withheld from the aggregate purchase price payable for the Notes by deduction from the purchase price payable by the Lead Investor and paid directly to such counsel. Such withholding shall not reduce the principal amount of any Note, and the Company shall have no obligation to reimburse any other legal fees or expenses of any Holder in connection with the issuance of the Notes.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date first above indicated.

Integrated Media Technology Ltd.

By:
Name:	Con Unerkov
Title:	Chief Executive Officer

ACKNOWLEDGED AND AGREED, including the appointment of the Lead Investor pursuant to Section 8(m)(iii):

HOLDER:
C/M Capital Master Fund, LP
By:
Name:	Jonathan Juchno
Title:	Authorized Representative

Principal Amount of this Note: $222,222.22
Lead Investor: Yes

ANNEX A

NOTICE OF CONVERSION

The undersigned hereby elects to convert principal (and, at the election of the undersigned, accrued and unpaid interest) under the Convertible Promissory Note due on the Maturity Date of Integrated Media Technology Ltd., an Australian public company (the “Company”), into ordinary shares (the “Common Stock”), of the Company according to the conditions hereof, as of the date written below.

By the delivery of this Notice of Conversion the undersigned represents and warrants to the Company that its ownership of the Common Stock does not exceed the amounts specified under Section 4(d) of this Note, as determined in accordance with Section 13(d) of the Exchange Act.

The undersigned acknowledges that the shares of Common Stock issuable upon conversion of the Note have not been registered under the Securities Act and agrees that any transfer of the aforesaid shares of Common Stock will be made only pursuant to an effective registration statement under the Securities Act or an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with applicable state securities laws.

Conversion calculations:

Date to Effect Conversion:

Principal Amount (and Accrued Interest, if any) of Note to be Converted:

Number of shares of Common Stock to be issued:

Signature:

Name:

DWAC Instructions:

Broker No:
Account No: